November 18, 2024

Bert Nappier
Executive Vice President and Chief Financial Officer
Genuine Parts Company
2999 Wildwood Parkway
Atlanta, GA 30339

       Re: Genuine Parts Company
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-05690
Dear Bert Nappier:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services